UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For April 26, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


1. On April 25, 2002, Commercial Consolidators Corp. advises that it knows of no specific reason for the recent decline in its share price and believes that at current levels the Company's shares are significantly undervalued.

2. On April, 25, 2002, Commercial Consolidators Corp. announced that it intends to delist from the Canadian Venture Exchange ("CDNX").


Copy of the News Releases and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Garvis
Guy P. Garvis, Chief Executive Officer
Date:   April 26, 2002





Exhibit 1
News Release
April 25, 2002


COMMERCIAL CONSOLIDATORS CORP.: MARKET CONDITION

TORONTO - April 25, 2002 - COMMERCIAL CONSOLIDATORS CORP. (the "Company") (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), announced here today:

The Company advises that it knows of no specific reason for the recent decline in its share price and believes that at current levels the Company's shares are significantly undervalued.

In this regard the Company advises that its internal records, which remain subject to audit, show that the Company was profitable for the quarter ended February 28, 2002.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein


Exhibit 2
News Release
April 25, 2002

COMMERCIAL CONSOLIDATORS ELECTS TO VOLUNTARILY DELIST OFF THE CDNX

TORONTO - April 25, 2002 - COMMERCIAL CONSOLIDATORS CORP. (the
"Company")(ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt), announced here today:

The Company advises that it intends to delist from the Canadian Venture Exchange ("CDNX"). The Company feels that delisting will further enable it to concentrate its market making efforts on its primary market, the American Stock Exchange ("AMEX").

In this regard the Company advises that, in accordance with the CDNX rules, a formal letter of the Company's intent to delist will be delivered to the Exchange as soon as practicable. The Company is appreciative of the support and opportunity that the CDNX has provided since initially listing on the exchange.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein


Exhibit 3
BC FORM 53-901F
April 26, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

April 25, 2002

ITEM 3	PRESS RELEASE

Issued April 25, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

1. Commercial Consolidators Corp. advises that it knows of no specific reason for the recent decline in its share price and believes that at current levels the Company's shares are significantly undervalued.

2. Commercial Consolidators Corp. announced that it intends to delist from the Canadian Venture Exchange ("CDNX").

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A" and "B"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Guy P. Garvis
Telephone:	(416) 512-8299

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 26th day of April 2002.

"Guy P. Garvis"
_______________________________
Guy P. Garvis
Chief Executive Officer


SCHEDULE "A"

TORONTO - April 25, 2002 - COMMERCIAL CONSOLIDATORS CORP. (the "Company") (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), announced here today:

The Company advises that it knows of no specific reason for the recent decline in its share price and believes that at current levels the Company's shares are significantly undervalued.

In this regard the Company advises that its internal records, which remain subject to audit, show that the Company was profitable for the quarter ended February 28, 2002.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein


Schedule "B"

COMMERCIAL CONSOLIDATORS ELECTS TO VOLUNTARILY DELIST OFF THE CDNX

TORONTO - April 25, 2002 - COMMERCIAL CONSOLIDATORS CORP. (the
"Company")(ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt), announced here today:

The Company advises that it intends to delist from the Canadian Venture Exchange ("CDNX"). The Company feels that delisting will further enable it to concentrate its market making efforts on its primary market, the American Stock Exchange ("AMEX").

In this regard the Company advises that, in accordance with the CDNX rules, a formal letter of the Company's intent to delist will be delivered to the Exchange as soon as practicable. The Company is appreciative of the support and opportunity that the CDNX has provided since initially listing on the exchange.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein